UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Outcome of audit tender dated February 07, 2023

99.1

Haleon plc concludes tender for statutory audit
7 February 2023: In its prospectus published June 2022, Haleon plc (the "Company") (LSE/NYSE: HLN) advised that it expected to conduct an audit tender process for the audit of the Company's financial statements for the year ending 31 December 2023, which would be subject to shareholder approval at the Company's 2023 Annual General Meeting (AGM).

Following the conclusion of a competitive tender process and recommendation from the Company's Audit and Risk Committee, the Board has approved the proposed appointment of KPMG LLP as its statutory auditor following completion of the audit of its accounts for the year ending 31 December 2022.  This appointment will be recommended to shareholders for approval at the 2023 AGM.

The Company would like to thank Deloitte LLP for their significant contribution during their time as the Company's auditors, including their work supporting the demerger and listing of Haleon as an independent consumer health company. Subject to shareholder approval at the 2023 AGM, we look forward to working with KPMG LLP.

Ends

Contacts
Media         Zoë Bird                +44 7736 746167
Investors   Sonya Ghobrial      +44 7392 784784

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: February 07, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary